CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

October 8, 2004

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0405
Washington, D.C. 20549-0405

RE:   Luna Gold Corp.
         Form SB-2
         SEC file no. 333-117893

Dear Mr. Schwall:

In response to your letter of comments dated October 6, 2004, please be advised as follows:

Summary of Our Offering
  Disclosure has been provided that the agreement not to sell warrants or shares pursuant to the concurrent selling shareholder registration statement (SEC file no. 333-41516) applies only to the 4 directors and officers and that those selling shareholders in the concurrent offering that are not our affiliates are under no obligation to comply with such agreement.

  Disclosure has been provided of the number of shares of common stock and the precentage of outstanding shares of common stock that will be sold by (i) selling shareholders pursuant to the concurrent registration statement, other that the four officer and directors in this section; and (ii) all selling shareholders. Corresponding changes have been made to the concurrent selling shareholder registration statement.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak